Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH
Tel: 0131 225 2552
www.standardlife.com

RECEIVED
2007 MAR 20 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 March 2007

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commissi[redacted]
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

07021955

SUPPL

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to my previous letters, in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 17 January 2007.

I would appreciate a response to the questions in my previous letters with regard to the possibility of providing copies of the announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

Yours faithfully

Julie Reith

PROCESSED
MAR 23 2007
B
THOMSON FINANCIAL

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

Encls. Appendix A Exhibits 45-52

dw 3/20

No.	Subject	Date of Announcement	Date Copied to SEC
45	Block Listing	31/01/2007	15/03/2007
46	Total Voting Rights	31/01/2007	15/03/2007
47	Director/PDMR Shareholding	01/02/2007	15/03/2007
48	New Business Results	07/02/2007	15/03/2007
49	Holding(s) in Company	13/02/2007	15/03/2007
50	Total Voting Rights	28/02/2007	15/03/2007
51	Directorate Change	01/03/2007	15/03/2007
52	Director/PDMR Shareholding	01/03/2007	15/03/2007

RECEIVED

2007 MAR 20 A 10:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Standard Life plc

Application has been made to the UK Listing Authority and the London Stock Exchange for a total of 1,000,000 ordinary shares of 10 pence each in Standard Life plc ('the Company') to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

These shares are being reserved under a block listing and will be issued as a result of further allotments of shares to satisfy demutualisation entitlements.

When issued, these shares will rank equally with the existing ordinary shares of the Company.

31 January 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,106,108,760 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,106,108,760.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 January 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 31 January 2007, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	8	£2.9545 - UK
Norman Keith Skeoch	43	£2.9545 - UK
Other PDMRs		
Anne Margaret Gunther	43	£2.9545 - UK
Michael Andrew Hall	43	£2.9545 - UK
Marcia Dominic Campbell	43	£2.9545 - UK
Joseph Iannicelli	37	C$6.82370 - Canada

Each individual also received from the Company eight free shares (except Mr Iannicelli who received the right to acquire seven matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under Section 324 of the Companies Act 1985 and DR 3.1.4 (R).

1 February 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life group

Press release

STANDARD LIFE

Standard Life plc
New business results – twelve months to 31 December 2006
7 February 2007

- **Worldwide insurance sales on a PVNBP basis up 47% to £14,263m for full year (2005: £9,675m). APE[1,2] sales up 39% to £1,734m (2005: £1,249m) for full year, with a 56% increase in the fourth quarter of 2006.**
- **UK Life and Pensions sales on a PVNBP basis up 69% to £11,400m for full year (2005: £6,763m). APE sales up 54% to £1,442m (2005: £939m) for full year, with an 86% increase in the fourth quarter of 2006*.**
  - **Self Invested Personal Pension (SIPP) and drawdown APE sales up 150% to £395m (2005: £158m[2]), including non-insured SIPP sales of £129m (2005: £31m).**
  - **Investment bond APE sales up 66% to £185m (2005: £112m).**
- **SLI funds under management[3] up 11% to £132.1bn (31 December 2005: £118.8bn). Third party funds under management[3] up 32% to £38.5bn (31 December 2005: £29.1bn).**
- **Net positive funds flow[4] for UK life and pension products was £3.2bn in 2006.**

**Growth was 50% in the fourth quarter excluding a bulk TIP[6] mandate of £84m. All comparisons above and in narrative below are in sterling unless otherwise stated[5]. All sales figures below are on an APE basis unless otherwise stated. All comparators are with the twelve months or the comparable fourth quarter of 2005 unless otherwise stated.*

Group Chief Executive, Sandy Crombie, commented:

"I am very pleased with the Group's sales performance in 2006 which has seen strong growth in every quarter of the year. I believe our successful demutualisation has given Standard Life a platform on which to build continued growth in 2007 and beyond.

"We have seen particularly strong life and pensions sales in the UK in 2006, driven by single premium business such as SIPPs and Investment Bonds. External factors such as A-day have clearly had a positive influence on our sales performance.

"Standard Life Investments has had another record year, with strong investment performance driving retail and institutional sales.

"Standard Life has entered 2007 with a market-leading range of products and an excellent investment track record. Our first class service and high quality relationships with distributors are synonymous with our brand. I have great confidence that we can capitalise on the attractive market and product opportunities now open to us."

STANDARD LIFE

UK Life and Pensions

Sales on a PVNBP[2,7] basis increased 69% to £11,400m for the full year, compared with £6,763m in 2005. APE sales for 2006 increased by 54% to £1,442m (2005: £939m), following an 86% increase to £431m (2005 Q4: £232m) in the final quarter of the year.

Sales on a PVNBP basis, excluding non-insured SIPP, were £10,182m for the full year (2005: £6,455m). Excluding non-insured SIPP, UK Life and Pensions sales were up 45% to £1,313m for the full year 2006 (2005: £908m) and up 77% to £392m for the fourth quarter 2006 (2005 Q4: £221m).

We have continued our focus on profitable areas of the market that offer favourable margin opportunities. As a result single premiums, which represent 65% of UK life and pensions APE sales, again outstripped growth rates of regular premiums, increasing 89% and 14% respectively. The main drivers of this performance were our market leadership in SIPP, investment performance and the heightened activity in the pensions market as a result of A-day.

Non-insured SIPP sales, which are included for the first time, were £129m in 2006 (2005: £31m). These represented 33% of total SIPP & Drawdown sales. Total SIPP[2] & Drawdown sales for 2006 increased 150% to £395m (2005: £158m). Insured SIPP invests in insured linked funds while non–insured SIPP invests directly in mutual funds, commercial property and other assets.

SIPP assets under management, including both insured and non-insured SIPP, increased £3.0bn to £4.3bn at 31 December 2006 from £1.3bn at 31 December 2005 (30 September 2006: £3.4bn). Although there have been several competitor SIPP product launches in 2006, Standard Life's superior offering and first mover advantage have enabled it to continue to lead this market in both volume and service. Our product continues to be attractive to high-net worth individuals, as evidenced by the average individual SIPP case size of £169,000 at the year-end (30 September 2006: £163,000). 78% of single premium sales into SIPP in the fourth quarter represented new inflows to the company.

Group Pensions' sales totalled £437m for 2006, an increase of 8% against 2005, due to a greater level of increments from existing schemes and the successful launch of our Group Flexible Retirement Plan and Group SIPP in January 2006.

Sales of Individual Pensions fell 7% to £126m in 2006 (2005: £135m) largely due to customers preferring SIPP as we closed the Executive Pension Plan and Individual Buy-out Plan to new business following A-Day. Sales declined 39% in the fourth quarter in part due to the timing of Department of Work and Pensions (DWP) rebates[8] which were £2m APE in the final quarter of 2006 compared to £8m APE in the fourth quarter of 2005.

In aggregate net life and pensions' funds flow was strongly positive during 2006, although there remains continued uncertainty around long-term market behaviour. Lapses continue at levels in excess of long-term assumptions for life with profits and pensions. We continue to monitor the current level of lapses carefully and are reviewing our long-term lapse assumptions, along with our other long-term assumptions, in line with normal practice at this time of the year. We will update on this with our 2006 preliminary results.

Strong investment performance has helped drive investment bond sales in 2006. Sales rose 66% to £185m in 2006 (2005: £112m) and increased 37% to £53m in the fourth quarter (2005 Q4: £39m). The availability of a further 57 External Fund Links in 2006 also drove sales and has helped contribute to volumes increasing in the fourth quarter.

TIP and PPIP[6,10] sales increased 160% to £243m (2005: £93m) driven principally by strong investment performance. These figures include one bulk TIP mandate from Citigroup, with Standard Life providing the investment platform for four defined contribution schemes. This contract resulted in £84m of APE sales in the fourth quarter 2006.

Annuity sales for 2006 were up 48% to £44m (2005: £30m) with an increase of 136% to £12m (2005 Q4: £5m) in the fourth quarter of 2006. This was largely driven by business received from customers who had deferred retirement until after A-day and Standard Life's demutualisation. Over 93% of annuity sales during 2006 came from customers with maturing Standard Life pensions.

In UK Life and Pensions we anticipate the continuation of strong underlying sales momentum into 2007, underpinned by our strong service and product offering coupled with our impressive track record in investment performance.

European Life and Pensions

Total European APE sales in 2006 were £97m (2005: £100m). A strong fourth quarter in both Ireland and Germany drove sales up 25% in constant currency to £39m (2005 Q4: £32m).

Standard Life Germany's APE sales for 2006 were down 22% in constant currency to £51m (2005: £66m), due to changes to the domestic tax legislation which resulted in an overspill of sales in the first quarter of 2005 after exceptional year end sales in 2004. The second, third and fourth quarters of 2006 have all seen sales building in Germany, helped by the success of employee benefit and smoothed managed fund business. Sales in the final quarter were up 30% in constant currency to £20m (2005 Q4: £16m). The launch of a new unit-linked product (Maxxellence) in October has been well received by the market. Sales in Germany in 2007 are expected to grow as our improved product range is sold through a wider group of independent intermediaries.

Standard Life Ireland increased sales by 35% in constant currency to £46m (2005: £34m), due to the success of the Synergy suite of products launched in 2005 and the introduction of new products based on the SIPP platform which has been so successful in the UK. This momentum continued in the fourth quarter when sales rose 20% in constant currency to £19m (2005 Q4: £16m) assisted by the usual seasonal benefit of the tax year end. Sales growth in Ireland is expected to build momentum in 2007, driven by new product launches, enhancements to existing products and market growth.

STANDARD LIFE

Canadian Life and Pensions

In Canada, management's action to focus on building sustainable profitable new business led to a decrease in sales of life and pensions products by 15% in constant currency to £166m in 2006 (2005: £184m). This strategy is similar to that adopted by our UK Life and Pensions business in 2004 and, combined with 2005 having been a strong year, resulted in this sales decline. As we indicated in our third quarter 2006 new business announcement, sales have recovered in the fourth quarter compared to the third quarter.

Sales of Group Savings & Retirement products increased by 3% in constant currency to £98m for 2006 as two large cases secured in the second and fourth quarters of 2006 helped offset a weak market. Retention rates continue to be strong in challenging markets.

2006 APE sales of Group Insurance fell in constant currency by 25%. The Group Insurance market is highly sensitive to price and Standard Life's priority in this market remains profitability rather than volume. Initiatives introduced in the second half of the year have allowed quote activity for Group Insurance to improve and sales rose to £8m in the final quarter of 2006 (2005 Q4: £6m).

The decline in Individual Insurance, Savings and Retirement sales of 35% in 2006 is largely explained by the 71% decrease in Individual Insurance sales following the repricing of the Universal Life product in 2005 and the repositioning of our overall Individual Insurance offering. Within our retail offering, segregated funds were successful, growing 29% in 2006 in constant currency.

Overall we expect market conditions to remain challenging in 2007. However, our key aim is to grow profitability which will be assisted by the product and business developments we undertook in the second half of 2006.

Asia

Growth in Asia continues to build momentum with total APE sales of the Asian life insurance businesses up 61%[11] in constant currency in 2006 compared to 2005. Our share of total APE sales for 2006 was £29m (2005: £24m).

Our life insurance business in India, HDFC Standard Life Insurance Company Limited, continues to develop rapidly. Sales increased 58%[11] in constant currency to £140m (2005: £92m) of which Standard Life's share was £25m.

In China, Heng An Standard Life is making good progress with its expansion plans. Sales increased by 263% in constant currency to £7m (2005: £2m) of which Standard Life's share was £4m. Individual business performed particularly well in the last quarter of the year. Our branch expansion programme continues. In October, we opened a new branch office in Jiangsu province, the largest insurance market in mainland China. We expect to expand in two provinces, Liaoning and Sichuan, and 6 new cities in 2007.

Standard Life relaunched its Hong Kong business on 16 January 2007. The Group intends to transform its current insurance business into one that offers comprehensive asset accumulation and wealth protection services to the Hong Kong market.

In Asia we expect sales to continue to grow strongly as we capitalise on market growth and triple our sales network in India by March 2008 and double our sales force in China by the end of 2007.

Standard Life Investments (SLI)

Continued investment outperformance, which has driven further mandate wins to record levels, together with improving equity markets have seen SLI's total funds under management increase from £118.8bn at the end of 2005 to £132.1bn at the end of 2006. Third party funds under management increased from £29.1bn[3] at the end of 2005 to £38.5bn at the end of 2006, an increase of over 32%. Total property funds under management exceeded £13bn, assisted by the Select Property Fund, which was the fastest growing mutual fund in the UK in 2006.

Gross inflows rose to £9.0bn in 2006. Net inflows of £6.4bn, which equate to 22% of third party funds under management at the start of year[3], included record levels of UK institutional business of £3.3bn, up 24% on 2005.

SLI experienced its strongest ever year for UK mutual fund sales since it was launched in 1998, with gross inflows of £1.7bn in 2006, up from £605m in 2005. Net sales of £1.3bn were up 339% on 2005.

Investment performance has been strong, 87% of pooled pension funds outperformed their respective peer groups during the twelve months to 31 December 2006. The range of OEICs and Unit Trusts enjoyed another strong year; over 70% of the 23 actively managed funds produced above average returns and 52% of them delivered upper quartile performance. Eight out of the 23 OEIC funds obtained a top ten rank.

The pipeline of new business remains strong. This along with Standard Life Investments' impressive performance track record and the successful introduction of additional products in both retail and institutional markets gives us the platform to deliver continued growth in 2007.

Standard Life Bank (SLB)

Gross mortgage lending fell 3% to £2,995m in 2006 from £3,092m in 2005 due to SLB's continued focus on profitable growth and the competitiveness of the UK mortgage market.

A significant number of mortgages reached the end of their incentive period during 2006 reflecting high levels of lending in 2004 and redemptions rose to £2,593m (2005: £2,076m). Mortgages under management fell to £10.4bn as at 31 December 2006 (31 December 2005: £10.6bn). Credit quality remains extremely high; the arrears rate of 0.17% at the year end continues to be a fraction of the industry average of 0.95% as at 31 December 2006.

Savings balances grew by £34m during 2006 to £4,155m (31 December 2005: £4,119m). These balances were enhanced by growth in SIPP cash deposits to £246m (31 December 2005: £82m).

Growth in gross lending is expected to improve in the first quarter 2007 assisted by a strong pipeline of new business. Sales in the remainder of the year are expected to benefit from enhanced offerings.

Standard Life Healthcare (SLH)

SLH's continued focus on writing profitable business in a competitive market resulted in stable sales during 2006 of £20m (2005: £20m). In particular, levels of new SME[12] business were lower as we concentrated on profitable segments of that market. However, this was compensated for by an increase in individual business sales which grew by 27% to £7m (2005: £6m), partly due to the successful launch of the EspritHealth product, which is aimed at the over 55s age group.

The first phase of a new policy administration system, which is developed on the group IT platform, will commence this spring for SME business. The remaining product lines, including the business acquired from First Assist in April 2006, are expected to move fully onto the new system which is being developed during 2007 and 2008. This new platform coupled with the launch of a new product proposition is expected to increase sales, improve efficiencies and reduce operating costs in 2007, with the full benefits being realised in 2008 and thereafter.

Standard Life group press release

STANDARD LIFE

For further information please contact:

Media:

Scott White	0131 245 5422 / 07712 485 738
Barry Cameron	0131 245 6165 / 07712 486 463
Neil Bennett (Maitland)	0207 379 5151 / 07900 000 777

Equity Investors:

Gordon Aitken	0131 245 6799
Conor O'Neill	0131 245 6466
Gillian Bailey	0131 245 1110

Debt Investors:

John Cummins	0131 245 5195
Georgina Marshall	0131 245 9798

STANDARD LIFE

Notes to Editors

1. Annual Premium Equivalent (APE) sales comprise new regular premium sales plus 10% of single premiums.

2. UK L&P sales include, for the first time, non-insured SIPP APE sales of £129m for 2006 (2005: £31m). For the fourth quarter 2006 non-insured SIPP APE sales were £39m (2005 Q4: £11m). Non-insured SIPP sales on a PVNBP basis for 2006 were £1,218m (2005: £308m); PVNBP sales in the fourth quarter of 2006 were £364m. APE sales and PVNBP associated with non-insured SIPP have been included in overall APE sales and PVNBP to give a better indication of total SIPP-related activity. New business for non-insured SIPP business is also included within our Investment Operations funds under management flows.

3. During the third quarter 2006 SLI reclassified £1.0bn of investments from Insurance funds under management to Third party funds under management. These investments represent individual segregated funds, which are similar to traditional mutual funds but backed by a 75% capital guarantee and are now included within Third party insurance contracts. This reclassification has been reflected in the "Market & other movements" column in the tables on pages 12 and 15. The effect of restating Third party funds under management would be an increase from £28.1bn to £29.1bn at 31 December 2005. Allowing for this restatement the growth in Third party funds under management in the 12 months to 31 December 2006 was 32%. There has been no impact to Total funds under management.

4. Net funds flow for UK life and pensions products

	2006 £bn	2005 £bn
Pension Products		
Insured Pensions		
Premiums / Deposits	8.8	5.7
Claims	(5.3)	(2.6)
Annuity Payments	(0.8)	(0.7)
Insured Pension Net Flows	**2.7**	**2.4**
Non - Insured Pensions		
Premiums / Deposits	1.0	0.3
Claims	(0.1)	0.0
Non-Insured Pension Net Flows	**0.9**	**0.3**
Total Pension Net Flows	**3.6**	**2.7**
Life Products		
Premiums / Deposits	2.7	2.0
Claims	(3.1)	(2.4)
Total Life Net Flows	**(0.4)**	**(0.4)**
UK L&P Net Flows		
Total UK L&P Insured-Product Flows	2.3	2.0
Total UK L&P Non-Insured Product Flows	0.9	0.3
Total UK L&P Net Flows	**3.2**	**2.3**

The figures reflected in the table above include the following amounts in respect of Institutional TIP:

	2006 £bn	2005 £bn
Premiums / Deposits	2.4	1.1
Claims	(0.7)	(0.6)
Net Flows	**1.7**	**0.5**

STANDARD LIFE

5. All percentage changes shown for new business are calculated in sterling. The principal average exchange rates for 2006 are £1: C$2.09 (2005 £1: C$2.20) and £1: €1.47 (2005 £1: €1.46). Funds under management are calculated using the closing exchange rate as at period end. The principal closing exchange rates used as at 31 December 2006 are £1: C$2.28 (31 December 2005 £1: C$2.01) and £1: €1.48 (31 December 2005 £1: €1.46).

6. TIP is a Trustee Investment Plan designed to meet the needs of Trustees of exempt approved occupational pension schemes (defined benefit, defined contribution and SSAS schemes).

7. Present Value of New Business Premiums (PVNBP) is calculated as 100% of single premiums plus the expected present value of new regular premiums.

8. Department of Work and Pensions (DWP) rebate premiums of £29m APE (2005: £23m) were received in the year to 31 December 2006 for both individual and group pensions (individual pensions: £17m, group pensions: £12m). In the fourth quarter of 2006 DWP rebate APE sales were £3m; £2m for individual pensions and £1m for group pensions. In the fourth quarter of 2005 DWP rebate APE sales were £13m; £8m for individual pensions and £5m for group pensions.

9. Of the £266m APE sales of insured SIPP & Drawdown written in 2006, £241m was insured SIPP and £25m was Drawdown.

10. PPIP is a Personal Pension Investment Plan. It is a version of TIP available to managers of Self Invested Personal Pensions (SIPP) that are administered externally to Standard Life.

11. The growth percentages quoted for India and Asia relate to the results of HDFC Standard Life Insurance Company Limited, rather than the growth in Standard Life's share of the joint venture's new business.

12. SME is defined as small and medium enterprises.

13. The insurance operations new business shown within the attached tables includes certain products which do not fall within the scope of "insurance contracts" as defined by IFRS4 "Insurance Contracts" as they do not contain sufficient insurance risk.

14. All 2006 sales figures span the demutualisation of The Standard Life Assurance Company on 10 July 2006.

15. All financial information in this release is unaudited.

16. There will be a conference call today for newswires at 7:30am hosted by Sandy Crombie, Group Chief Executive, David Nish, Group Finance Director, Trevor Matthews, Chief Executive of Standard Life Assurance Limited and Keith Skeoch, Chief Executive of Standard Life Investments. Dial in telephone number: +44 (0)20 7162 0025. Callers should quote Standard Life Newswire Conference Call.

17. There will be a conference call for investors and analysts at 9:30am hosted by David Nish, Group Finance Director, Trevor Matthews, Chief Executive of Standard Life Assurance Limited and Keith Skeoch, Chief Executive of Standard Life Investments. Dial in telephone number +44 (0)20 7162 0025. Callers should quote Standard Life Investor and Analyst Conference. A recording of this call will be available for replay for one week by dialling 020 7031 4064, access code: 729702.

STANDARD LIFE

Standard Life New Business Summary
12 month period ended 31 December 2006

Insurance Operations (a)	PVNBP				APE			
	12 months to 31 December 2006	12 months to 31 December 2005	% Change		12 months to 31 December 2006	12 months to 31 December 2005	% Change	
UK	£m	£m			£m	£m		
Pensions	9,019	5,295	70%		1,201	789	52%	
Life	1,901	1,131	68%		191	114	68%	
Annuities	438	295	48%		44	30	48%	
Protection	42	42	0%		6	6	0%	
UK Life and Pensions	**11,400**	**6,763**	**69%**		**1,442**	**939**	**54%**	
Europe								
Republic of Ireland	330	243	36%		46	34	35%	
Germany	536	677	(21%)		51	66	(23%)	
European Insurance	**866**	**920**	**(6%)**		**97**	**100**	**(3%)**	
Canada								
Group Savings and Retirement	1,188	1,033	15%		98	89	10%	
Individual Insurance, Savings and Retirement	460	565	(19%)		49	71	(31%)	
Group Insurance	143	284	(50%)		19	24	(21%)	
Canadian Insurance	**1,791**	**1,882**	**(5%)**		**166**	**184**	**(10%)**	
Asia Pacific								
India (c)	180	94	170%	(b)	25	23	52%	(b)
China (c)	26	7	271%		4	1	300%	
Asia Pacific Insurance	**206**	**101**	**172%**	(b)	**29**	**24**	**55%**	(b)
Discontinued Operations (d)	**0**	**9**	**N/A**		**0**	**2**	**N/A**	
Total Worldwide Insurance	**14,263**	**9,675**	**47%**		**1,734**	**1,249**	**39%**	

Investment Operations	Gross Inflows		Net Inflows	
	12 months to 31 December 2006	12 months to 31 December 2005	12 months to 31 December 2006	12 months to 31 December 2005
	£m	£m	£m	£m
UK (e)	4,773	5,551	4,050	4,944
Canada	369	399	104	(41)
International (f)	615	(33)	424	(35)
Total Worldwide Investment	**5,757**	**5,917**	**4,578**	**4,868**

Banking Operations	12 months to 31 December 2006	12 months to 31 December 2005	% Change
	£m	£m	
Gross Mortgage Lending	**2,995**	**3,092**	**(3%)**

SL Healthcare	12 months to 31 December 2006	12 months to 31 December 2005	% Change
	£m	£m	
New Business Sales	**20**	**20**	**0%**

(a) Insurance Operations figures include non-insurance element of SIPP product. 2005 figures have been re-stated to reflect inclusion of non-insurance element of SIPP. PVNBP 2006 - £1,218m PVNBP 2005 - £308m, APE 2006 - £129m, APE 2005 - £31m.
(b) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2005 and 2006.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (b) above.
(d) Spanish business is shown as discontinued operations as it was disposed of in 2005.
(e) The Triple A fund within UK Investment sales is calculated using average net client balances.
(f) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown net.

Insurance Operations New Business (a)
12 month period ended 31 December 2006

	Single Premiums			New Regular Premiums			Annual Premium Equivalents (APE)			
	12 months to 31 Dec 2006 £m	12 months to 31 Dec 2005 £m	% Change	12 months to 31 Dec 2006 £m	12 months to 31 Dec 2005 £m	% Change	12 months to 31 Dec 2006 £m	12 months to 31 Dec 2005 £m	% Change	% Change in constant currency (b)
UK										
Individual Pensions	722	734	(2%)	54	62	(13%)	126	135	(7%)	(7%)
Insured SIPP & Drawdown	2,165	1,109	95%	49	16	206%	266	127	109%	109%
Non-insured SIPP	1,119	308	263%	17	0	N/A	129	31	316%	316%
Group Pensions	538	428	26%	383	360	6%	437	403	8%	8%
Investments (TIP and PPIP)	2,428	934	160%	0	0	N/A	243	93	160%	160%
Pensions	**6,972**	**3,513**	**98%**	**503**	**438**	**15%**	**1,201**	**789**	**52%**	**52%**
Investment Bonds	1,850	1,117	66%	0	0	N/A	185	112	66%	66%
Offshore Bond	39	0	N/A	0	0	N/A	4	0	N/A	N/A
Other	12	4	200%	1	2	(50%)	2	2	0%	0%
Life	**1,901**	**1,121**	**70%**	**1**	**2**	**(50%)**	**191**	**114**	**68%**	**68%**
Annuities	**438**	**295**	**48%**	**0**	**0**	**N/A**	**44**	**30**	**48%**	**48%**
Protection	**0**	**0**	**N/A**	**6**	**6**	**0%**	**6**	**6**	**0%**	**0%**
UK Life and Pensions	**9,311**	**4,929**	**89%**	**510**	**446**	**14%**	**1,442**	**939**	**54%**	**54%**
Europe										
Republic of Ireland	243	164	48%	22	17	29%	46	34	35%	35%
Germany	42	36	17%	47	63	(25%)	51	66	(23%)	(22%)
European Insurance	**285**	**200**	**43%**	**69**	**80**	**(14%)**	**97**	**100**	**(3%)**	**(3%)**
Canada										
Group Savings and Retirement	607	498	22%	37	39	(5%)	98	89	10%	3%
Individual Insurance, Savings and Retirement	417	472	(12%)	7	24	(71%)	49	71	(31%)	(35%)
Group Insurance	0	4	N/A	19	24	(21%)	19	24	(21%)	(25%)
Canadian Insurance	**1,024**	**974**	**5%**	**63**	**87**	**(28%)**	**166**	**184**	**(10%)**	**(15%)**
Asia Pacific										
India (d)	7	6	67% (c)	24	22	52% (c)	25	23	52% (c)	58% (c)
China (d)	15	7	114%	2	0	N/A	4	1	300%	263%
Asia Pacific Insurance	**22**	**13**	**78% (c)**	**26**	**22**	**54% (c)**	**29**	**24**	**55% (c)**	**61% (c)**
Discontinued Operations (e)	**0**	**5**	**N/A**	**0**	**1**	**N/A**	**0**	**2**	**N/A**	**N/A**
Total Worldwide Insurance	**10,642**	**6,121**	**74%**	**668**	**636**	**5%**	**1,734**	**1,249**	**39%**	**38%**

(a) Insurance Operations figures include non-insurance element of SIPP product. 2005 figures have been re-stated to reflect inclusion of non-insurance element of SIPP.
(b) The percentage change in constant currency is calculated using constant rates of exchange.
(c) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2005 and 2006.
(d) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (c) above.
(e) Spanish business is shown as discontinued operations as it was disposed of in 2005.

Investment Operations
12 month period ended 31 December 2006

		Opening FUM 1 Jan 2006 £m	Gross Inflows £m		Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 31 Dec 2006 £m
UK	Mutual Funds	2,862	1,701	(a)	(414)	1,287	623	1,910	**4,772**
	Private Equity	1,580	413		(59)	354	(1)	353	**1,933**
	Segregated Funds	5,915	1,667	(b)	(250)	1,417	1,020	2,437	**8,352**
	Pooled Property Funds	438	85	(b)	0	85	77	162	**600**
	Triple A	4,421	907	(c)	0	907	(308)	599	**5,020**
Total UK		**15,216**	**4,773**		**(723)**	**4,050**	**1,411**	**5,461**	**20,677**
Canada	Mutual Funds	1,019	293	(d)	(144)	149	15	164	**1,183**
	Separate Mandates (e)	976	76		(121)	(45)	145	100	**1,076**
Total Canada		**1,995**	**369**		**(265)**	**104**	**160**	**264**	**2,259**
International	Europe	29	6		(6)	0	(5)	(5)	**24**
	Hong Kong	175	94		(185)	(91)	19	(72)	**103**
	India	1,137	515	(f)	0	515	54	569	**1,706**
Total International		**1,341**	**615**		**(191)**	**424**	**68**	**492**	**1,833**
Total Worldwide Investment Products		**18,552**	**5,757**		**(1,179)**	**4,578**	**1,639**	**6,217**	**24,769**

Total Third Party Funds Under Management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes.

An analysis of Total Third Party Funds Under Management is shown below.

	Opening FUM 1 Jan 2006 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 31 Dec 2006 £m
Third Party Investment Products	18,552	5,757	(1,179)	4,578	1,639	6,217	**24,769**
Third Party Insurance Contracts (new business classified as insurance products) (g)	9,577	3,238	(1,446)	1,792	2,380	4,172	**13,749**
Total Third Party Funds Under Management (g)	**28,129**	**8,995**	**(2,625)**	**6,370**	**4,019**	**10,389**	**38,518**
Standard Life Investments - Total Funds Under Management	**118,842**						**132,078**

(a) UK Mutual Funds gross inflows were £605m and net inflows were £293m in the 12 months to 31 December 2005. Included within these figures are cash inflows which have also been reflected in non-insured SIPP new business sales within Insurance Operations.
(b) Institutional sales comprise Segregated and Pooled Property Fund sales.
(c) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(d) Canadian Mutual Funds gross inflows were £324m and net inflows were £246m in the 12 months to 31 December 2005.
(e) Separate Mandates (previously called "Investment Counselling") refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.
(f) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown net.
(g) During the third quarter 2006 SLI reclassified £1.0bn of investments from Insurance Funds Under Management to Third Party Funds Under Management. These investments represent Individual Segregated Funds, which are similar to traditional Mutual Funds but backed by a 75% capital guarantee and are now included within Third Party Insurance Contracts. This reclassification has been reflected in the "Market & other movements" column (see Notes to Editors 3 for further details).

STANDARD LIFE

Standard Life New Business Summary
3 month period ended 31 December 2006

Insurance Operations (a)	PVNBP		APE			
	3 months to 31 December 2006		3 months to 31 December 2006	3 months to 31 December 2005	% Change	
UK	£m		£m	£m		
Pensions	2,944		363	186	95%	
Life	553		55	40	38%	
Annuities	118		12	5	136%	
Protection	8		1	1	0%	
UK Life and Pensions	**3,623**		**431**	**232**	**86%**	
Europe						
Republic of Ireland	134		19	16	19%	
Germany	211		20	16	25%	
European Insurance	**345**		**39**	**32**	**22%**	
Canada						
Group Savings and Retirement	368		26	39	(33%)	
Individual Insurance, Savings and Retirement	112		11	20	(45%)	
Group Insurance	58		8	6	33%	
Canadian Insurance	**538**		**45**	**65**	**(31%)**	
Asia Pacific						
India (c)	56		8	6	56%	(b)
China (c)	11		2	1	100%	
Asia Pacific Insurance	**67**		**10**	**7**	**60%**	(b)
Discontinued Operations (d)	**0**		**0**	**0**	**N/A**	
Total Worldwide Insurance	**4,573**		**525**	**336**	**56%**	

Investment Operations	Gross Inflows		Net Inflows	
	3 months to 31 December 2006	3 months to 31 December 2005	3 months to 31 December 2006	3 months to 31 December 2005
	£m	£m	£m	£m
UK (e)	1,399	1,719	1,201	1,429
Canada	79	104	32	31
International (f)	225	(111)	224	(113)
Total Worldwide Investment	**1,703**	**1,712**	**1,457**	**1,347**

Banking Operations	3 months to 31 December 2006	3 months to 31 December 2005	% Change
	£m	£m	
Gross Mortgage Lending	**884**	**802**	**10%**

SL Healthcare	3 months to 31 December 2006	3 months to 31 December 2005	% Change
	£m	£m	
New Business Sales	**5**	**5**	**0%**

(a) Insurance Operations figures include non-insurance element of SIPP product. 2005 figures have been re-stated to reflect inclusion of non-insurance element of SIPP. PVNBP Q4 2006 - £364m, PVNBP full year 2005 - £308m, APE Q4 2006 - £39m, APE Q4 2005 - £11m.
(b) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2005 and 2006.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (b) above.
(d) Spanish business is shown as discontinued operations as it was disposed of in 2005.
(e) The Triple A fund within UK Investment sales is calculated using average net client balances.
(f) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown net.

Insurance Operations New Business (a)
3 month period ended 31 December 2006

	Single Premiums			New Regular Premiums			Annual Premium Equivalents (APE)			
	3 months to 31 Dec 2006 £m	3 months to 31 Dec 2005 £m	% Change	3 months to 31 Dec 2006 £m	3 months to 31 Dec 2005 £m	% Change	3 months to 31 Dec 2006 £m	3 months to 31 Dec 2005 £m	% Change	% Change in constant currency (b)
UK										
Individual Pensions	106	187	(43%)	9	14	(36%)	20	33	(39%)	(39%)
Insured SIPP & Drawdown	710	329	116%	13	6	117%	84	39	115%	115%
Non-insured SIPP	332	110	202%	6	0	N/A	39	11	255%	255%
Group Pensions	123	145	(15%)	87	74	18%	100	88	14%	14%
Investments (TIP and PPIP)	1,197	153	682%	0	0	0%	120	15	682%	682%
Pensions	**2,468**	**924**	**167%**	**115**	**94**	**22%**	**363**	**186**	**95%**	**95%**
Investment Bonds	529	386	37%	0	0	N/A	53	39	37%	37%
Offshore Bond	13	0	N/A	0	0	N/A	1	0	N/A	N/A
Other	10	3	233%	0	1	N/A	1	1	0%	0%
Life	**552**	**389**	**42%**	**0**	**1**	**N/A**	**55**	**40**	**38%**	**38%**
Annuities	**118**	**50**	**136%**	**0**	**0**	**N/A**	**12**	**5**	**136%**	**136%**
Protection	**0**	**0**	**N/A**	**1**	**1**	**0%**	**1**	**1**	**0%**	**0%**
UK Life and Pensions	**3,138**	**1,363**	**130%**	**116**	**96**	**21%**	**431**	**232**	**86%**	**86%**
Europe										
Republic of Ireland	90	73	23%	10	9	11%	19	16	19%	20%
Germany	18	9	100%	19	15	27%	20	16	25%	30%
European Insurance	**108**	**82**	**32%**	**29**	**24**	**21%**	**39**	**32**	**22%**	**25%**
Canada										
Group Savings and Retirement	132	214	(38%)	12	17	(29%)	26	39	(33%)	(35%)
Individual Insurance, Savings and Retirement	101	140	(28%)	1	6	(83%)	11	20	(45%)	(43%)
Group Insurance	0	1	N/A	8	6	33%	8	6	33%	24%
Canadian Insurance	**233**	**355**	**(34%)**	**21**	**29**	**(28%)**	**45**	**65**	**(31%)**	**(31%)**
Asia Pacific										
India (d)	2	1	145% (c)	7	5	54% (c)	8	6	56% (c)	62% (c)
China (d)	5	4	25%	1	0	N/A	2	1	100%	231%
Asia Pacific Insurance	**7**	**5**	**97%** (c)	**8**	**5**	**58%** (c)	**10**	**7**	**60%** (c)	**65%** (c)
Discontinued Operations (e)	**0**	**0**	**N/A**	**0**	**0**	**N/A**	**0**	**0**	**N/A**	**N/A**
Total Worldwide Insurance	**3,486**	**1,805**	**93%**	**174**	**154**	**13%**	**525**	**336**	**56%**	**56%**

(a) Insurance Operations figures include non-insurance element of SIPP product. 2005 figures have been re-stated to reflect inclusion of non-insurance element of SIPP.
(b) The percentage change in constant currency is calculated using constant rates of exchange.
(c) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2005 and 2006.
(d) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (c) above.
(e) Spanish business is shown as discontinued operations as it was disposed of in 2005.

STANDARD LIFE

Investment Operations
3 month period ended 31 December 2006

		Opening FUM 1 Oct 2006 £m	Gross Inflows £m		Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 31 Dec 2006 £m
UK	Mutual Funds	4,004	490	(a)	(123)	367	401	768	4,772
	Private Equity	1,753	207		(21)	186	(6)	180	1,933
	Segregated Funds	7,520	493	(b)	(54)	439	393	832	8,352
	Pooled Property Funds	537	9	(b)	0	9	54	63	600
	Triple A	5,053	200	(c)	0	200	(233)	(33)	5,020
Total UK		**18,867**	**1,399**		**(198)**	**1,201**	**609**	**1,810**	**20,677**
Canada	Mutual Funds	1,189	54	(d)	(32)	22	(28)	(6)	1,183
	Separate Mandates (e)	1,072	25		(15)	10	(6)	4	1,076
Total Canada		**2,261**	**79**		**(47)**	**32**	**(34)**	**(2)**	**2,259**
International	Europe	25	0		0	0	(1)	(1)	24
	Hong Kong	28	68		(1)	67	8	75	103
	India	1,487	157	(f)	0	157	62	219	1,706
Total International		**1,540**	**225**		**(1)**	**224**	**69**	**293**	**1,833**
Total Worldwide Investment Products		**22,668**	**1,703**		**(246)**	**1,457**	**644**	**2,101**	**24,769**

Total Third Party Funds Under Management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes.

An analysis of Total Third Party Funds Under Management is shown below.

	Opening FUM 1 Oct 2006 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 31 Dec 2006 £m
Third Party Investment Products	22,668	1,703	(246)	1,457	644	2,101	24,769
Third Party Insurance Contracts (new business classified as insurance products)	12,067	1,499	(472)	1,027	655	1,682	13,749
Total Third Party Funds Under Management	**34,735**	**3,202**	**(718)**	**2,484**	**1,299**	**3,783**	**38,518**
Standard Life Investments - Total Funds Under Management	**129,717**						**132,078**

(a) UK Mutual Funds gross inflows were £227m and net inflows were £145m in the 3 months to 31 December 2005. Included within these figures are cash inflows which have also been reflected in non-insured SIPP new business sales within Insurance Operations.
(b) Institutional sales comprise Segregated and Pooled Property Fund sales.
(c) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(d) Canadian Mutual Funds gross inflows were £96m and net inflows were £74m in the 3 months to 31 December 2005.
(e) Separate Mandates (previously called "Investment Counselling") refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.
(f) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown net.

Insurance Operations New Business (a)
12 month period ended 31 December 2006

	Present Value of New Business Premiums (PVNBP)					
	3 months ended 31 December 2006 £m	3 months ended 30 September 2006 £m	3 months ended 30 June 2006 £m	3 months ended 31 March 2006 £m	12 months ended 31 December 2006 £m	12 months ended 31 December 2005 £m
UK						
Pensions (b)	2,944 (b)	2,354 (b)	2,104 (b)	1,617 (b)	9,019 (b)	5,295 (b)
Life	553	459	451	438	1,901	1,131
Annuities	118	152	115	53	438	295
Protection	8	10	13	11	42	42
UK Life and Pensions	**3,623**	**2,975**	**2,683**	**2,119**	**11,400**	**6,763**
Europe						
Republic of Ireland	134	65	64	67	330	243
Germany	211	116	109	100	536	677
European Insurance	**345**	**181**	**173**	**167**	**866**	**920**
Canada						
Group Savings and Retirement	368	127	420	273	1,188	1,033
Individual Insurance, Savings and Retirement	112	84	108	156	460	565
Group Insurance	58	17	18	50	143	284
Canadian Insurance	**538**	**228**	**546**	**479**	**1,791**	**1,882**
Asia Pacific						
India (c)	56	67	23	34	180	94
China (c)	11	4	8	3	26	7
Asia Pacific Insurance	**67**	**71**	**31**	**37**	**206**	**101**
Discontinued Operations (d)	**0**	**0**	**0**	**0**	**0**	**9**
Total Worldwide Insurance	**4,573**	**3,455**	**3,433**	**2,802**	**14,263**	**9,675**

(a) Insurance Operations figures include non-insurance element of SIPP product. 2005 figures have been re-stated to reflect inclusion of non-insurance element of SIPP.
(b) PVNBP for Pensions includes non insurance element of SIPP product not disclosed previously - £364m (Q4 2006), £382m (Q3 2006), £308m (Q2 2006), £164m (Q1 2006), and £308m for full year 2005.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business.
(d) Spanish business is shown as discontinued operations as it was disposed of in 2005.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Standard Life plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: (No)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (Yes - see Additional Information)

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group plc (L & G)

4. Full name of shareholder(s) (if different from 3.) (iv):

n/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

n/a

6. Date on which issuer notified:

12/02/07

7. Threshold(s) that is/are crossed or reached:

Above 3% (L & G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GBP Ord 0.10	63,752,204 (Under s198 on 26/10/06)	3.02%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GBP Ord 0.10	74,555,119	74,555,119		3.53%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
74,555,119	3.53%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (74,555,119 – 3.53% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information:

Notification using shares in issue figure of 2,106,108,760. First notification under DTR Sourcebook

14. Contact name:

Julie Reith

15. Contact telephone number:

0131 245 6772

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in point DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,106,198,623 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,106,198,623.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

28 February 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc

Board changes

The Board of Standard Life announces the following Board changes.

Gerry Grimstone has been appointed as Chairman-elect. He will succeed Sir Brian Stewart who will step down as Chairman and retire from the Board at the conclusion of the Company's Annual General Meeting on 29th May 2007.

Gerry Grimstone, currently Deputy Chairman, has served as a Standard Life director since July 2003. His appointment follows an extensive recruitment search, led by the Senior Independent Director, Hugh Stevenson, and the Nomination & Governance Committee, who were advised by external consultants. In the course of this they interviewed and considered both internal and external candidates prior to recommending Gerry Grimstone's appointment to the Board.

It is also announced that Baroness McDonagh has been appointed as a non-executive director, with effect from 1st March 2007. From 1998 to 2001, Margaret McDonagh was both the first woman and the youngest General Secretary of the Labour Party. After 15 years with the Labour Party, she became general manager of Express Newspapers, and now works as a business consultant. She was appointed a Life Peer in July 2004, and she has, since August 2004, been a non-executive director of TBI plc.

In addition, John Hylands will step down from the Board on 31st March 2007, after five years as an executive director. John headed Standard Life's UK Marketing Division from 1994 until 2001 and was Group Finance Director from 2001 until 2005. In 2004 he was appointed by the Board to lead the project to demutualise the Company, a project which came to a successful conclusion in July 2006, with the flotation of Standard Life plc on the London Stock Exchange.

John remained with the Company after demutualisation to complete related activities and ensure a smooth handover. He now leaves Standard Life to pursue other opportunities.

In a further change, it is also announced that Alison Mitchell will retire from the Board at the conclusion of the forthcoming Annual General Meeting, and will not stand for re-election. She has served as a non-executive director since December 2000.

Sir Brian Stewart said: "I am delighted that Gerry has been appointed to succeed me as Chairman of the Board. In the past three years, I have appreciated his support and clear thinking and his contribution to the Board's discussions. I look forward to seeing him lead the Board into the next phase of the Company's growth and development. I am also pleased to welcome Margaret to the Board. Her experience in politics and business will be of great benefit to the Board".

"John in turn has made a huge contribution to Standard Life in his 27 years of service and played a key role in the successful demutualisation and flotation of the business in July 2006. He leaves the Company with our thanks and our very good wishes for his future career".

"I would also like to thank Alison for her significant contribution to Standard Life. She has been a key player in shaping the Board's communications with members during the demutualisation and flotation process, and played an instrumental part

in ensuring the effectiveness of the Member's Roadshows in the period following the strategic review and in the run up to demutualisation".

Gerry Grimstone added: "I am honoured to have been appointed Chairman of Standard Life. I look forward to working with the Board and everyone involved with the Group to build on the great strengths already in place".

Following these changes, the Board of Standard Life plc will comprise four executive directors and seven non-executive directors, including the Chairman. No other information is required to be disclosed pursuant to paragraph LR 9.6.13R of the Listing Rules of the Financial Services Authority in relation to these appointments.

Enquiries:

Standard Life plc

Scott White, Press Office	0131 245 5422
Gordon Aitken, Investor Relations,	0131 245 6799
Kenneth Gilmour, Group Secretariat.	0131 245 0751

END

Notes to editors

Gerry Grimstone: Biographical notes:

Education:
Gerry Grimstone holds a MA and MSc in chemistry from Merton College, Oxford and spent a NATO-CCMS Fellowship at Wolfson College, Oxford.

Professional experience:
Gerry Grimstone held senior positions with the Department of Health and Social Security and HM Treasury until 1986. He then spent 13 years with Schroders in London, Hong Kong and New York prior to becoming Vice Chairman of Schroders' worldwide investment banking activities.

Other directorships:
Candover Investments plc (Chairman)
Dairy Crest Group plc (Senior Independent Director and Chairman of the Remuneration Committee)
F&C Global Smaller Companies plc (Chairman)
RAF Strike Command Board (Chairman of RAF Joint Audit Committee)

He has confirmed his intention to reduce his external commitments during 2007.

Contractual arrangements and interests in shares
Gerry Grimstone will take up the position of Chairman at the conclusion of the Annual General Meeting on 29th May 2007. As Non-Executive Director, Deputy Chairman and chairman of the Remuneration Committee, he currently receives an annual fee of £95,000.

On becoming Chairman, Gerry Grimstone will receive an annual fee of £275,000. He will chair the Nomination & Governance Committee and the Corporate Responsibility Committee.

His letter of appointment provides for a notice period of six months.

Gerry Grimstone is not eligible to participate in the Group's bonus and long term incentive schemes, nor will he participate in the Group's pension schemes or receive any other benefits from the Company.

Gerry Grimstone has a beneficial interest in 62,295 Standard Life plc ordinary Shares.

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 28 February 2007, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	8	£2.9815 - UK
Norman Keith Skeoch	42	£2.9815 - UK
Other PDMRs		
Anne Margaret Gunther	42	£2.9815 - UK
Michael Andrew Hall	42	£2.9815 - UK
Marcia Dominic Campbell	42	£2.9815 - UK
Joseph Iannicelli	36	C$6.89580 - Canada

Each individual also received from the Company eight free shares (except Mr Iannicelli who received the right to acquire seven matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under Section 324 of the Companies Act 1985 and DR 3.1.4 (R).

1 March 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

END